PRESS RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2005 First Quarter Results

Tel Aviv, Israel, May 19, 2005 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the first quarter ended March 31, 2005.

Net loss for the first quarter was $20,000, or $0.00 per share.

As  of  March  31,  2005,  the  Company  had  cash  and  marketable   securities
totaling  $9.7  million,   and  receivables  owed  by STMicroelectronics
amounted to $146,000, which were collected in April 2005.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications.
Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ.
Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)

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


                                          Tikcro Technologies Ltd.
                                               Balance Sheets
                                         (US dollars in thousands)
-------------------------------------------------------------------------------------------------------------
-------- ----- ------------------------------------------- --------------- ---- ---------------- ------------


                                                                 March 31,           December 31,
                                                                    2005                  2004
         Assets
               Current assets
               Cash and short-term marketable securities     $      9,693   $             9,755

               STMicroelectronics                                     146                   146
               Other receivables                                       21                    20
                    Total current assets                            9,860                 9,921

                    Total assets                             $      9,860    $            9,921
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                                $                37
               Other current liabilities                      $        170                  177
                                                           -------- -------     ----------------
                    Total current liabilities                          170                  214

               Shareholders' equity                                  9,690                9,707
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $      9,860  $             9,921
                                                           -------- -------     ----------------



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


                                     Tikcro Technologies Ltd.
                                     Statements of Operations
                         (US dollars in thousands, except per share data)
                                                             Three Months Ended March 31
                                                              2005                 2004
                                                              ----                 ----
Selling, marketing, general and administrative

expenses                                                      $ 60        $         102
                                                         ----------------     ----------------

Total operating expenses                                       60                   102
                                                         ----------------     ----------------

Operating loss                                                (60)                 (102)

Financial income, net                                          40                   33
                                                         ----------------     ----------------

Net loss                                                     $ (20)       $        $(69)
                                                         ================     ================

                                                         ----------------     ----------------
Basic and Diluted net loss per share                         $ 0.00       $         0.00
                                                         ================     ================
                                                         ================     ================

Basic and Diluted weighted average shares                    23,726               23,726

                                                         ================     ================